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                          April 3, 2024

       MarDee Haring-Layton
       Chief Accounting Officer
       Dar   Bioscience, Inc.
       3655 Nobel Drive, Suite 260
       San Diego, California 92122

                                                        Re: Dar   Bioscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 29,
2024
                                                            File No. 333-278378

       Dear MarDee Haring-Layton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jessica Zhang, Esq.